BLS Media, Inc.
1683 Duarte Drive
Henderson, Nevada 89014
Telephone (702) 450-2163

May 5, 2008

Via Edgar Transmission

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3561

Attn:  Larry Spirgel

Re:        BLS Media, Inc., a Nevada corporation
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 28, 2008
File 0-52512

Dear Mr. Spirgel:

On behalf of BLS Media, Inc., a Nevada corporation (“Company”), please be informed that the undersigned has received and read your letter dated April 25, 2008, with regard to the amendments to the Company’s Form 10-KSB for the Fiscal Year Ended December 31, 2007 (“Form 10-KSB”), as filed with the Securities and Exchange Commission (the “Commission”).  Please be advised that the Company has filed an amendment addressing the items below:

Item 8A. Controls and Procedures.

1.	Please provide the disclosures required under Item 307 of Regulation S-B.

Response:  Please note that the Company has made the requested revisions on page 13.

Exhibits 31.1 and 31.2

2.	Please refer to #4 of each certification. Please revise the statement to conform to the form in Item 601(31)4 of Regulation S-B.

Response:  Please note that the Company has made the requested revisions on Exhibits 31.1 and 31.2.

Securities and Exchange Commission
May 5, 2008

As requested, the Company acknowledges herewith, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned at the telephone number given above.

Your assistance in this matter is greatly appreciated.  Thank you.

Sincerely,

/s/ Gary Prager
Gary Prager, Chief Financial Officer and Treasurer BLS Media, Inc.